

January 27, 2017

<u>Via E-mail</u>
David M. Davis
Chief Executive Officer
Global Eagle Entertainment Inc.
4553 Glencoe Avenue
Los Angeles, California 90292

   Re: **Global Eagle Entertainment Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2015
      Filed March 17, 2016
      File No. 1-35176

Dear Mr. Davis:

  We refer you to our comment letter dated December 28, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Larry Spirgel
    Assistant Director
    Division of Corporation Finance